EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2013 (a)	2012 (b)	2011 (b)	2010 (b)	2009 (b)	2008 (b)
Earnings:
Income (loss) before income taxes	$(2,850)	$46,803	$148,929	$3,513	$(3,797)	$20,545
Fixed charges	22,754	18,700	14,613	6,343	3,460	3,552
Net loss (income) attributable to noncontrolling interest	(220)	(104)	146	8	—	—

Total earnings	$19,684	$65,399	$163,688	$9,864	$(337)	$24,097

Fixed Charges:
Interest expense	$18,387	$15,857	$12,008	$3,729	$3,286	$3,441
Amortization of investment premium	—	194	606	907	—	—
Amortization of deferred financing costs	3,895	1,991	1,459	1,051	109	26
Estimate of the interest within rental expense (33.33%)	472	658	540	656	65	85

Total fixed charges	$22,754	$18,700	$14,613	$6,343	$3,460	$3,552

Ratio of earnings to fixed charges	0.9x	3.5x	11.2x	1.6x	— (c)	6.8x

(a)	Amounts have been retrospectively revised to give effect to the common control acquisition that the Partnership consummated on March 28, 2013 and does not reflect the acquisition of the Acquired Properties that closed on October 1, 2013.
(b)	Amounts have been retrospectively revised to give effect to common control acquisitions that the Partnership has consummated since its initial public offering in December 2011, including the acquisition of the Acquired Properties that closed on October 1, 2013.
(c)	Earnings were inadequate to cover fixed charges by $0.4 million for the year ended December 31, 2009.

For the purpose of computing the ratio of earnings to fixed charges, the term “earnings” is the amount resulting from adding and subtracting the following items. Add the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized; (b) preference security dividend requirements of consolidated subsidiaries; and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.

The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.